Exhibit 99.3

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Change in the Register of Shareholders
Regulation 31(e) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

The Company hereby reports that on 30/06/2008 a change occurred in the register of shareholders of the corporation as a result of sale of the control in the company.

1.	Name of the registered shareholder in respect whereof the change occurred:

Israel Petrochemical Enterprises Ltd.

	Type of identification number:	Number at the Registrar of Companies in Israel

	Identification number:	52-002931-5

	Details of the change:	Reduction due to an out of the stock exchange transaction

2.	Name of the registered shareholder in respect whereof the change occurred:

Mizrahi Tefahot Trust Company Ltd.

	Type of identification number:	Number at the Registrar of Companies in Israel

	Identification number:	51-042223-1

	Details of the change:	Increase due to a stock exchange transaction -
The shares transferred to be held by trustee.

—   Attached is a file containing particulars of the shareholders: Register - pdf.